August 15, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20459

Re:	CVS Corporation

Form 10-K for the fiscal year ended December 31, 2005

Filed March 14, 2006

File No. 001-01011

Dear Mr. Rosenberg:

•	By this letter, CVS responds to the comment letter of the staff dated August 2, 2006 on the above referenced filing. For your convenience, we have reproduced the staff’s comment immediately preceding each CVS response.

Exhibit 13 – Portions of the 2005 Annual Report of Stockholders of CVS

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 18

Critical Accounting Policies, page 21

1.	Regarding the disclosures that you provided in response to our prior comment letter and that you proposed including in future filings, please provide us with revised disclosures to address the following:

a.	Please clarify whether the 10% changes discussed under “Closed Store Lease Liability”, “Self Insurance Liabilities” and “Inventory” are what you consider to be reasonably likely changes, as opposed to arbitrary or purely hypothetical changes. If not, please discuss a change or changes that you believe are reasonably likely or indicate that you believe reasonably likely changes would not be material. Either way, please also describe your basis for determining what change is reasonably likely, as you appear to do under “Impairment of Long-Lived Assets”.

b.	Under “Closed Store Lease Liability”, clarify whether or not there are other material reasonably likely changes besides estimated sublease income and if so, their effect.

c.	Under “Self Insurance Liabilities” and “Inventory”, expand the discussion to quantify the effect of each material factor underlying the total liability or reserve estimate.

As requested, following is a revised draft of our critical accounting policies in a disclosure-type format. The information added to our disclosure in response to your above suggestions has been highlighted for your convenience:

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with generally accepted accounting principles, which require management to make certain estimates and apply judgment. We base our estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the consolidated financial statements are prepared. On a regular basis, we review our accounting policies and how they are applied and disclosed in our consolidated financial statements. While we believe that the historical experience, current trends and other factors considered support the preparation of our consolidated financial statements in conformity with general accepted accounting principles, actual results could differ from our estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1 to our consolidated financial statements. We believe the following accounting policies include a higher degree of judgment and/or complexity and, thus, are considered to be critical accounting policies. The critical accounting policies discussed below are applicable to both of our business segments. We have discussed the development and selection of our critical accounting policies with the Audit Committee of our Board of Directors and the Audit Committee has reviewed our disclosures relating to them.

Impairment of Long-Lived Assets

We account for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” As such, we evaluate the recoverability of long-lived assets, including intangible assets with finite lives, but excluding goodwill, which is tested for impairment using a separate test, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We group and evaluate long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, we first compare the carrying amount of the asset group to the individual store’s estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying amount of the asset group, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset group to the individual store’s estimated future cash flows (discounted and with interest charges). If required, an impairment loss is recorded for the portion of the asset group’s carrying value that exceeds the individual store’s estimated future cash flows (discounted and with interest charges). Our impairment loss calculation contains uncertainty since we must use judgment to estimate each store’s future sales, profitability and cash flows. When preparing these estimates, we consider each store’s historical results and current operating trends and our consolidated sales, profitability and cash flow results and forecasts. These estimates can be affected by a number of factors including, but not limited to, general economic conditions, the cost of real estate, the continued efforts of third party organizations to reduce their prescription drug costs, the continued efforts of competitors to gain market share and consumer spending patterns.

The net book value of our long-lived assets, including intangible assets with finite lives, covered by this critical accounting policy was $4.8 billion as of December 31, 2005. During 2005, 2004 and 2003, we recorded pre-tax impairment losses totaling $27 million, $20 million and $22 million, respectively. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for impairment losses, it is possible that actual results could differ. In order to help you assess the risk, if any, associated with the uncertainties discussed above, we note that the $7 million pre-tax difference between the high and low end of the three-year impairment loss range provides a basis for estimating potential annual increases in pre-tax impairment losses that are reasonably likely to occur.

Accordingly, we do not expect that a reasonably likely change in pre-tax impairment losses will materially affect the Company’s financial condition

We have not made any material changes to our impairment loss assessment methodology or impairment loss estimates during the past three years.

Closed Store Lease Liability

We account for closed store lease termination costs in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” As such, when a leased store is closed, we record a liability for the estimated present value of the remaining obligation under the non-cancelable lease, which includes future real estate taxes, common area maintenance and other charges, if applicable. The liability is reduced by estimated future sublease income.

The initial calculations and subsequent evaluations of our closed store lease liability contain uncertainty since we must use judgment to estimate the timing and duration of future vacancy periods, the amount and timing of future lump sum settlement payments and the amount and timing of potential future sublease income. When estimating these potential termination costs and their related timing, we consider a number of factors, which include, but are not limited to, historical settlement experience, the owner of the property, the location and condition of the property, the terms of the underlying lease, the specific marketplace demand and general economic conditions.

Our total closed store lease liability covered by this critical accounting policy was $493 million as of December 31, 2005. This amount is net of $273 million of estimated sublease income that is subject to the uncertainties discussed above. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for sublease income, it is possible that actual results could differ. In order to help you assess the risk, if any, associated with the uncertainties discussed above, we note that a ten percent

(10%) pre-tax change in our estimated sublease income, which we believe is a reasonably likely change, would increase or decrease our total closed store lease liability by about $27 million as of December 31, 2005. Accordingly, we do not expect that a reasonably likely change in sublease income will materially affect the Company’s financial condition. We have not made any material changes in our closed store lease reserve methodology or closed store lease liability estimates during the past three years.

Self-Insurance Liabilities

We are self-insured for certain losses related to general liability, workers’ compensation and auto liability although we maintain stop loss coverage with third party insurers to limit our total liability exposure. We are also self-insured for certain losses related to health and medical liabilities.

The estimate of our self-insurance liability contains uncertainty since we must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our self-insurance liability we consider a number of factors, which include, but are not limited to, historical claim experience, demographic factors, severity factors and valuations provided by independent third party actuaries.

On a quarterly basis, we review our assumptions with our independent third party actuaries to determine that our self-insurance liability is adequate.

Our total self-insurance liability covered by this critical accounting policy was $270 million as of December 31, 2005. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for our self-insurance liability, it is possible that actual results could differ. In order to help you assess the aggregate risk, if any, associated with the uncertainties discussed above, we note that a ten percent (10%) pre-tax change in our estimate for our self-insurance liability, which we believe is a reasonably likely change, would increase or decrease our self-insurance liability by about $27 million as of December 31, 2005. Accordingly, we do not expect that a reasonably likely change in self-insurance liability will materially affect the Company’s financial condition. We have not made any material changes in our self-insurance liability methodology or self-insurance liability estimates during the past three years.

Inventory

Our inventory is stated at the lower of cost or market on a first-in, first-out basis using the retail method of accounting to determine cost of sales and inventory in our stores, and the cost method of accounting to determine inventory in our distribution centers. Under the retail method, inventory is stated at cost, which is determined by applying a cost-to-retail ratio to the ending retail value of our inventory. Since the retail value of our inventory is adjusted on a regular basis to reflect current market conditions, our carrying value should approximate the lower of cost or market. In addition, we reduce the value of our ending inventory for estimated inventory losses that have occurred during the interim period between physical inventory counts. Physical inventory counts are taken on a regular basis in each location to ensure that the amounts reflected in the consolidated financial statements are properly stated.

The accounting for inventory contains uncertainty since we must use judgment to estimate the inventory losses that have occurred during the interim period between physical inventory counts. When estimating these losses, we consider a number of factors, which include but are not limited to, historical physical inventory results on a location-by-location basis and current inventory loss trends.

Our total reserve for estimated inventory losses covered by this critical accounting policy was $105 million as of December 31, 2005. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for estimated inventory losses, it is possible that actual results could differ. In order to help you assess the aggregate risk, if any, associated with the uncertainties discussed above, we note that a ten percent

(10%) pre-tax change in our estimated inventory losses, which we believe is a reasonably likely change, would increase or decrease our total reserve for estimated inventory losses by about $11 million as of December 31, 2005. Accordingly, we do not expect that a reasonably likely change in our total reserve for estimated inventory losses will materially affect the Company’s financial condition.

We have not made any material changes our inventory loss reserve methodology or inventory loss estimates during the past three years.

We respectfully advise the staff that we did not expand our disclosure to quantify the effect of each material uncertainty on our total liability or reserve estimates, as we believe it is not possible to accurately quantify the impact of each material uncertainty. As a result, our draft disclosure continues to provide aggregate assessments of risk.

We respectfully propose to include the enhanced disclosure in our future filings beginning with our Form 10-Q for the quarterly period ended September 30, 2006.

If you have any questions or comments about the foregoing, please do not hesitate to contact me at 401-770-3660 or Doug Sgarro at 401-770-5415.

Very truly yours,

/s/ David B. Rickard
David B. Rickard
Executive Vice President, Chief Financial Officer and Chief Administrative Officer

Cc:	Douglas A. Sgarro

Executive Vice President and Chief Legal Officer